Exhibit 99.1

In the third quarter 2011

6.7% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, October 7th, 2011 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the third quarter 2011. Consolidated sales totaled Ch$111,831 million, showing a 6.7% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, decreased 9.1%; Sales of wine in the domestic market grew 1.0%; Domestic market – Other products increased 23.8% and sales in the Argentine subsidiary decreased 19.4%.

There is no comparison for the sales of U.S.A. (Fetzer) against last year.

		3Q2011	3Q2010	Change (%)	9M 2011	9M 2010	Change (%)
Total Sales (Million Chilean Pesos) *		111,831	104,832	6.7%	290,779	267,321	8.8%
Export Markets		67,693	74,441	-9.1%	186,229	191,644	-2.8%
Domestic Market - Wine		17,681	17,513	1.0%	45,512	42,855	6.2%
Domestic Market - Other Products		6,239	5,040	23.8%	16,811	13,526	24.3%
Argentina Exports		4,107	5,281	-22.2%	11,111	13,097	-15.2%
Argentina Domestic		2,210	2,557	-13.6%	5,321	6,198	-14.2%
U.S.A. (Fetzer)		13,901	0	—	25,795	0	—
Total Volume (thousand liters)		73,693	76,477	-3.6%	195,500	194,821	0.3%
Export Markets (1)		45,111	49,835	-9.5%	123,399	125,879	-2.0%
Domestic Market - Wine		18,102	20,314	-10.9%	49,173	52,671	-6.6%
Argentina Exports (2)		2,894	4,157	-30.4%	8,162	10,609	-23.1%
Argentina Domestic		1,915	2,171	-11.8%	4,613	5,663	-18.5%
U.S.A. (Fetzer) (2)		5,670	0	—	10,153	0	—
Average Price (per liter)	Currency
Export Markets	US$	3.18	2.93	8.7%	3.18	2.93	8.8%
Domestic Market - Wine	Ch$	976.7	862.1	13.3%	925.5	813.6	13.8%
Argentina Exports	US$	3.00	2.49	20.5%	2.87	2.37	20.9%
Argentina Domestic	US$	2.44	2.31	5.7%	2.43	2.11	15.3%
U.S.A. (Fetzer)	US$	5.17	0	—	5.39	0	—

(*)	Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1)	Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore).
(2)	This figure excludes shipments to the company’s distribution subsidiaries.